Exhibit 4.2

SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”) dated as of April 4, 2005, is between DuPont Photomasks, Inc., a Delaware corporation (the “Company”) and JPMorgan Chase Bank, National Association, a national banking association (successor to JPMorgan Chase Bank, a New York banking corporation), as Trustee (the “Trustee”).  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Indenture referred to below.

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture dated as of May 5, 2003 (the “Indenture”) providing for the issuance of the Company’s 1.25% Convertible Subordinated Notes due May 15, 2008 (each, a “Security”).

WHEREAS, Toppan Printing Co., Ltd., a Japanese corporation (“Toppan”), Toppan Corporation, a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger dated October 5, 2004 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation and a wholly owned subsidiary of Toppan (the “Merger”).

WHEREAS, as a result of the Merger, each outstanding share of Common Stock will be converted into the right to receive USD $27.00 in cash, without interest.

WHEREAS, pursuant to Section 4.11 of the Indenture, as a condition precedent to the Merger, the Company is required to execute and deliver this Supplemental Indenture to the Trustee providing that the Holder of each Security then outstanding shall have the right to convert such Security into the kind and amount of shares of stock and other securities and property (including cash) receivable in the Merger by a holder of the number of shares of Common Stock deliverable upon conversion of such Security immediately prior to such Merger.

WHEREAS, in accordance with Section 11.01(a) of the Indenture, the Company and the Trustee may amend or supplement the Indenture or the Securities to comply with Section 4.11 without notice to or consent of any Securityholder.

WHEREAS, the Company desires and has requested the Trustee enter into this Supplemental Indenture for the purpose of amending the Indenture to provide that, upon conversion of the Securities under the Indenture, a Holder of Securities will receive USD $27.00 in cash, without interest, in lieu of each share of Common Stock to which such Holder otherwise would have been entitled upon conversion.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

1.             Definitions.  Section 1.01 of the Indenture is hereby amended by the addition of the following definitions:

“Merger” means the merger of Toppan Corporation, a Delaware corporation, with and into the Company pursuant to that Agreement and Plan of Merger dated October 5, 2004 among Toppan Printing Co., Ltd., a Japanese corporation, Toppan Corporation and the Company.

“Merger Consideration” means USD $27.00 in cash, without interest.

2.             Conversion.  Notwithstanding anything to the contrary set forth in Article 4 of the Indenture, pursuant to Section 4.11 of the Indenture, upon conversion of a Security after the effective time of the Merger, the Holder shall receive (i) Merger Consideration in lieu of each share of Common Stock to which such Holder otherwise would have been entitled upon conversion of the Security pursuant to Section 4.01 of the Indenture, and (ii) an amount in cash in lieu of any fractional share of Common Stock into which such Security otherwise would have converted determined by multiplying $27.00 by such fractional share and rounding the product to the nearest whole cent.  In no event shall any Holder be entitled to receive shares of Common Stock upon conversion of Securities after the effective time of the Merger.  The Company shall pay Holders the amounts under this Section 2 as soon as practicable following each applicable Conversion Date.  In the event the Company is unable to deliver the required shares of Common Stock to a Holder electing to convert its Securities prior to the effective time of the Merger due to closure of the Company’s stock transfer books, the Company shall treat such Holder as having elected to convert its Securities after the effective time of the Merger and shall pay such Holder the amounts set forth in this Section 2 as soon as practicable following the applicable Conversion Date

3.             Notice of Merger.  The Company shall promptly file with the Trustee an Officers’ Certificate stating the effective time of the Merger.  Unless and until the Trustee shall receive such Officers’ Certificate, the Trustee may assume without inquiry that the effective time of the Merger has not occurred.

4.             Accrued Interest on Converted Securities.  By way of clarification, interest shall continue to accrue on the principal amount of Securities from and after the effective time of the Merger from the most recent date to which interest has been paid to, but excluding, the applicable Conversion Date and shall be paid to the Holder surrendering Securities for conversion as soon as practicable following such Conversion Date.

5.             Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

6.             Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed in the State of New York.

7.             Separability.  Each provision of this Supplemental Indenture shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purpose of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

8.             Condition to Operative Effect.  Pursuant to Section 11.07 of the Indenture, this Supplemental Indenture shall become effective upon execution hereof by the Trustee and the Company.

9.             Multiple Counterparts.  The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

10.           Effect of Headings.  The headings of the sections in this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

11.           The Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity, legality or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

12.           Ratification of Indenture; Supplemental Indenture Part of Indenture.  Except as expressly supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

DuPont Photomasks, Inc.

By:	/s/ Marshall C. Turner
Marshall C. Turner
Chairman and Chief Executive Officer

JPMorgan Chase Bank, National Association, as Trustee

By:	/s/ Carol Logan
Carol Logan
Vice President and Trust Officer